ALLIED GOLD LIMITED

30 November 2006

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

CONFIRMATION OF RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Allied Gold Limited advises that all three of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands.

In accordance with section 251AA of the Corporations Act 2001, we advise that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion	Total
Resolution 1	Remuneration Report	71,693,878	37,394,866	3,975,845	4,032,270	117,096,859
Resolution 2	Re-election of Jeffrey Moore	112,139,908	915,575	9,106	4,032,270	117,096,859
Resolution 3	Ratification of Prior Issue of Securities	59,076,235	32,832	53,955,522	3,859,553	116,924,142

No other resolutions were put to the meeting.

Yours Sincerely

Peter Torre
Company Secretary

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au